Conflict Minerals Report of Quaker Chemical Corporation for the period of January 1, 2025 to December 31, 2025
1. Introduction
This Conflict Minerals Report describes the due diligence process of Quaker Chemical Corporation, doing business as Quaker Houghton, and its subsidiaries and affiliates listed on Exhibit 21 of its 10-K filed with Securities and Exchange Commission (the “Company,” and “Quaker Houghton”), in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act or 1934, as amended. This report combines the activities of Quaker Houghton and its subsidiaries. In 2025, Quaker Houghton completed the acquisition of three companies: 1) Chemical Solutions & Innovations Pty. Ltd. (“CSI”); 2) Dipsol Chemicals Co. Ltd.; and 3) Natech Limited. Consistent with the Securities and Exchange Commission requirements for newly acquired companies, Quaker Houghton is not reporting on the products manufactured by these companies in this report. To the extent these newly acquired companies have products that contain tin, tungsten, tantalum or gold as necessary components for the functionality or production of the products, these products will be included in the report filed next year.
2. Overview
Quaker Houghton was organized in 1918, incorporated as a Pennsylvania business corporation in 1930, and in August 2019 completed a combination with Houghton International Inc. (“Houghton”) to form Quaker Houghton. Quaker Houghton is the global leader in industrial process fluids. With a presence around the world, including operations in over 25 countries, the Company’s customers include thousands of the world’s most advanced and specialized steel, aluminum, automotive, aerospace, offshore, can, mining, and metalworking companies. Quaker Houghton develops, produces, and markets a broad range of formulated specialty chemical products and offers chemical management services for various heavy industrial and manufacturing applications throughout its three segments: Americas; Europe, Middle East, and Africa; and Asia-Pacific.
The major product lines of Quaker Houghton include metal removal fluids, cleaning fluids, corrosion inhibitors, metal drawing and forming fluids, die cast mold releases, heat treatment and quenchants, metal forging fluids, hydraulic fluids, surface solutions, specialty greases, offshore sub-sea energy control fluids, rolling lubricants, and rod and wire drawing fluids. Certain of Quaker Houghton’s products include tin, tungsten and gold which are necessary to the functionality or production of these products. Tin, tantalum, tungsten, and gold are referred to collectively as “3TG.” Covered Countries refers to the Democratic Republic of the Congo (“DRC”) or an adjoining country, i.e., a country that shares an internationally recognized border with the DRC.
3. Reasonable Country of Origin and Due Diligence
To implement a reasonable country of origin inquiry (“RCOI”) for the 3TG supplied to Quaker Houghton, the Company conducted an internal analysis of its products and components to identify those that contain tin, tungsten, tantalum or gold. Quaker Houghton’s analysis identified approximately 34 products that contain tin, tungsten, or gold, some of which is sourced from recycled scrap.1 Quaker Houghton did not identify any products that contain tantalum. Quaker Houghton retained a third-party vendor, GreenSoft Technologies (“GreenSoft”), to collect relevant information from the Company’s suppliers of 3TG. Quaker Houghton reviewed and evaluated information provided by its tin, tungsten, or gold suppliers and prepared a Conflict Minerals Reporting Template (“CMRT”) in accordance with the instructions provided by the Responsible Minerals Initiative (“RMI”). The Company received responses from all of its 15 suppliers of 3TG, reflecting a response rate of 100%. Some suppliers provided responsive information through a company-level CMRT. As a result, some of the smelters listed in this report may not be used to source 3TG incorporated into Quaker Houghton products.

Quaker Houghton’s due diligence process is based on the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying supplements (the “OECD Framework”), which is an internationally recognized due diligence framework. Quaker Houghton has adopted a Conflict Minerals Policy Statement that expresses the Company’s commitment to the responsible sourcing of 3TG minerals necessary for the production and functionality of its products. The Company’s Conflict Minerals Policy Statement is publicly available on the Company’s website at: https://investors.quakerhoughton.com/corporate-governance under Corporate Governance, Governance Overview. Quaker Houghton has a Supplier Code of Conduct, which is based on the UN Global Compact Initiative and the global chemical Responsible Care program, and is available on the Company’s website: Policies - Quaker Houghton Quaker Houghton’s Supplier Code of Conduct requires suppliers to abide by all applicable laws and regulations related to conflict minerals and to lawfully and ethically source goods and materials consistent with conflict mineral regulations, including but not limited to: 1) Section 1502 of the U.S. Dodd-Frank Act: 2) EU Conflict Minerals Regulation (Regulation EU 2017/821); and 3) OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.
4. Smelters
Quaker Houghton through its consultant, GreenSoft, compared the 3TG smelters identified in the CMRTs provided by its suppliers to the facilities identified by the RMI Responsible Minerals Assurance Process (“RMAP”) as conformant. The RMAP assesses facilities' systems and processes for traceability of ore and demonstration of conflict-free sourcing. The RMAP uses an independent third-party assessment of smelter management systems and sourcing practices to validate conformance with RMAP standards. The RMAP standards are developed to meet the requirements of the OECD Due Diligence Guidance. Information on the RMAP process can be found at: http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/

1 Certain of Quaker Houghton’s products may include organotin compounds. It is our understanding that organotin compounds are not considered metals or alloy derivatives within the scope of Rule 13p-1 under the Securities Exchange Act (17 C.F.R. § 240.13p-1.). Therefore, we have not reported smelters of organotins.

A list of conformant smelters is published and maintained on RMI’s website: RMI Active and Conformant Facilities List.

Smelters
Based on the CMRTs provided to Quaker Houghton, the following smelters were identified as a source of 3TG to Quaker Houghton’s suppliers. As noted above, since some of the CMRTs provided reported on all smelters used by the supplier rather than the smelters used for a particular product, the list below may include smelters that do not source 3TG incorporated into Quaker Houghton products. The smelter ID number for three tin smelters was not provided by the supplier. As a result, we are unable to determine if these smelters are compliant. As indicated below, all of the smelters identified on CMRTs provided to the Company by its suppliers of 3TG were conformant.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	CID002779	Yes	AUSTRIA
Gold	WIELAND Edelmetalle GmbH	CID002778	Yes	GERMANY
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CID002224	Yes	CHINA
Gold	Western Australian Mint (T/a The Perth Mint)	CID002030	Yes	AUSTRALIA
Gold	United Precious Metal Refining, Inc.	CID001993	Yes	UNITED STATES OF AMERICA
Gold	Umicore S.A. Business Unit Precious Metals Refining	CID001980	Yes	BELGIUM
Gold	Tokuriki Honten Co., Ltd.	CID001938	Yes	JAPAN
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875	Yes	JAPAN
Gold	Sumitomo Metal Mining Co., Ltd.	CID001798	Yes	JAPAN
Gold	Solar Applied Materials Technology Corp.	CID001761	Yes	TAIWAN, PROVINCE OF CHINA
Gold	Royal Canadian Mint	CID001534	Yes	CANADA
2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Gold	Rand Refinery (Pty) Ltd.	CID001512	Yes	SOUTH AFRICA
Gold	MKS PAMP SA	CID001352	Yes	SWITZERLAND
Gold	Nihon Material Co., Ltd.	CID001259	Yes	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	CID001193	Yes	JAPAN
Gold	Mitsubishi Materials Corporation	CID001188	Yes	JAPAN
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	CID001161	Yes	MEXICO
Gold	Metalor USA Refining Corporation	CID001157	Yes	UNITED STATES OF AMERICA
Gold	Metalor Technologies S.A.	CID001153	Yes	SWITZERLAND
Gold	Metalor Technologies (Singapore) Pte., Ltd.	CID001152	Yes	SINGAPORE
Gold	Metalor Technologies (Hong Kong) Ltd.	CID001149	Yes	CHINA
Gold	Metalor Technologies (Suzhou) Ltd.	CID001147	Yes	CHINA
Gold	Matsuda Sangyo Co., Ltd.	CID001119	Yes	JAPAN
Gold	Materion	CID001113	Yes	UNITED STATES OF AMERICA
Gold	LS MnM Inc.	CID001078	Yes	KOREA, REPUBLIC OF
Gold	Kojima Chemicals Co., Ltd.	CID000981	Yes	JAPAN
Gold	Kennecott Utah Copper LLC	CID000969	Yes	UNITED STATES OF AMERICA
Gold	JX Nippon Mining & Metals Co., Ltd.	CID000937	Yes	JAPAN
Gold	Asahi Refining Canada Ltd.	CID000924	Yes	CANADA
Gold	Asahi Refining USA Inc.	CID000920	Yes	UNITED STATES OF AMERICA
Gold	Istanbul Gold Refinery	CID000814	Yes	TURKEY
Gold	Ishifuku Metal Industry Co., Ltd.	CID000807	Yes	JAPAN
Gold	Heraeus Germany GmbH Co. KG	CID000711	Yes	GERMANY
Gold	Heraeus Metals Hong Kong Ltd.	CID000707	Yes	CHINA
Gold	Heimerle + Meule GmbH	CID000694	Yes	GERMANY
2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Gold	Eco-System Recycling Co., Ltd. East Plant	CID000425	Yes	JAPAN
Gold	Dowa	CID000401	Yes	JAPAN
Gold	Chimet S.p.A.	CID000233	Yes	ITALY
Gold	C. Hafner GmbH + Co. KG	CID000176	Yes	GERMANY
Gold	Boliden Ronnskar	CID000157	Yes	SWEDEN
Gold	Aurubis AG	CID000113	Yes	GERMANY
Gold	Asaka Riken Co., Ltd.	CID000090	Yes	JAPAN
Gold	ASAHI METALFINE, Inc.	CID000082	Yes	JAPAN
Gold	Argor-Heraeus S.A.	CID000077	Yes	SWITZERLAND
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	CID000058	Yes	BRAZIL
Gold	Agosi AG	CID000035	Yes	GERMANY
Gold	Aida Chemical Industries Co., Ltd.	CID000019	Yes	JAPAN
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	CID004434	Yes	MALAYSIA
Tin	Mining Minerals Resources SARL	CID004065	Yes	CONGO, DEMOCRATIC REPUBLIC OF THE
Tin	PT Putera Sarana Shakti (PT PSS)	CID003868	Yes	INDONESIA
Tin	Fabrica Auricchio Industria e Comercio Ltda.	CID003582	Yes	BRAZIL
Tin	CRM Synergies	CID003524	Yes	SPAIN
Tin	PT Mitra Sukses Globalindo	CID003449	Yes	INDONESIA
Tin	Luna Smelter, Ltd.	CID003387	Yes	RWANDA
Tin	Tin Technology & Refining	CID003325	Yes	UNITED STATES OF AMERICA
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116	Yes	CHINA
Tin	PT Bangka Prima Tin	CID002776	Yes	INDONESIA
Tin	Aurubis Berango	CID002774	Yes	SPAIN
Tin	Aurubis Beerse	CID002773	Yes	BELGIUM
Tin	PT Cipta Persada Mulia	CID002696	Yes	INDONESIA
Tin	PT ATD Makmur Mandiri Jaya	CID002503	Yes	INDONESIA
2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Tin	Magnu's Minerais Metais e Ligas Ltda.	CID002468	Yes	BRAZIL
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CID002180	Yes	CHINA
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	Yes	CHINA
Tin	White Solder Metalurgia e Mineracao Ltda.	CID002036	Yes	BRAZIL
Tin	Thaisarco	CID001898	Yes	THAILAND
Tin	Rui Da Hung	CID001539	Yes	TAIWAN, PROVINCE OF CHINA
Tin	PT Timah Tbk Mentok	CID001482	Yes	INDONESIA
Tin	PT Timah Tbk Kundur	CID001477	Yes	INDONESIA
Tin	PT Prima Timah Utama	CID001458	Yes	INDONESIA
Tin	PT Mitra Stania Prima	CID001453	Yes	INDONESIA
Tin	Operaciones Metalurgicas S.A.	CID001337	Yes	BOLIVIA (PLURINATIONAL STATE OF)
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	CID001314	Yes	THAILAND
Tin	Jiangxi New Nanshan Technology Ltd.	CID001231	Yes	CHINA
Tin	Mitsubishi Materials Corporation	CID001191	Yes	JAPAN
Tin	Minsur	CID001182	Yes	PERU
Tin	Mineracao Taboca S.A.	CID001173	Yes	BRAZIL
Tin	Metallic Resources, Inc.	CID001142	Yes	UNITED STATES OF AMERICA
Tin	China Tin Group Co., Ltd.	CID001070	Yes	CHINA
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538	Yes	CHINA
Tin	Fenix Metals	CID000468	Yes	POLAND
Tin	EM Vinto	CID000438	Yes	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Dowa	CID000402	Yes	JAPAN
Tin	PT Premium Tin Indonesia	CID000313	Yes	INDONESIA
Tin	Alpha Assembly Solutions Inc	CID000292	Yes	UNITED STATES OF AMERICA
2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CID000228	Yes	CHINA
Tin	CV Ayi Jaya	Smelter ID not listed	Unknown	INDONESIA
Tin	PT Aries Kencana Sejahtera	Smelter ID not listed	Unknown	INDONESIA
Tin	PT Artha Cipta Langgeng	Smelter ID not listed	Unknown	INDONESIA
Tungsten	China Molybdenum Tungsten Co., Ltd.	CID002641	Yes	CHINA
Tungsten	Niagara Refining LLC	CID002589	Yes	UNITED STATES OF AMERICA
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CID002551	Yes	CHINA
Tungsten	Masan High-Tech Materials	CID002543	Yes	VIET NAM
Tungsten	TANIOBIS Smelting GmbH & Co. KG	CID002542	Yes	GERMANY
Tungsten	H.C. Starck Tungsten GmbH	CID002541	Yes	GERMANY
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CID002513	Yes	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	Yes	CHINA
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321	Yes	CHINA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CID002320	Yes	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CID002316	Yes	CHINA
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315	Yes	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082	Yes	CHINA
Tungsten	Wolfram Bergbau und Hutten AG	CID002044	Yes	AUSTRIA
Tungsten	Japan New Metals Co., Ltd.	CID000825	Yes	JAPAN
Tungsten	Global Tungsten & Powders LLC	CID000568	Yes	UNITED STATES OF AMERICA
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CID000258	Yes	CHINA
2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.

Metal	Official Smelter Name	Smelter ID	Conformant Smelter[2]	Smelter Location
Tungsten	Kennametal Huntsville	CID000105	Yes	UNITED STATES OF AMERICA
Tungsten	A.L.M.T. Corp.	CID000004	Yes	JAPAN

5. Steps to Improve Due Diligence
Quaker Houghton will continue to conduct supplier diligence regarding 3TG and will monitor its products and components to identify new products or components that may include any 3TG. Quaker Houghton will continue to monitor its supply chains to identify any new suppliers and to bring such suppliers within the scope of its conflict minerals programs. Quaker Houghton will maintain open lines of communication with its suppliers, so they are notified promptly if there are any changes in the source of the 3TG supplied to Quaker Houghton.
Forward-Looking Statements

This Conflict Minerals Report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and such forward-looking statements involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements relating to the Company’s intention to enhance its efforts to obtain from its suppliers complete, correct, and trustworthy information regarding the sources of the conflict minerals used in the Company’s products. These statements are subject to various risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, political and regulatory developments in the Covered Countries, the United States or elsewhere, and whether industry organizations and initiatives remain effective as a source of external guidance and support to us in the conflict minerals compliance process. Forward-looking statements are based on management’s current views, beliefs and expectations of future events based on certain assumptions. Forward-looking statements are not guarantees of future performance. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

2 Conformant refers to facilities that are listed by RMI as of May 2026 as conformant with RMAP protocols or certified or accredited by a similar independent assessment program cross-recognized by RMAP as confirmed by GreenSoft.